UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Support.com, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

86858W101
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
(f/k/a Vertex Capital Advisors, LLC)
825 Third Avenue, 33rd Floor
New York, New York 10022
212-752-5750
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series One1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

1 On June 17, 2015, VIEX Opportunities Fund, LP (f/k/a Vertex Opportunities Fund, LP) became a series limited liability company and the Shares previously reported to be owned by it are now deemed to be owned by “VIEX Opportunities Fund, LP – Series One.”

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,780,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,780,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,780,623*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

* Includes 875,000 Shares owned directly.

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 86858W101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Effective December 28, 2015, certain of the Reporting Persons underwent a name change.  Accordingly, Item 2(a) is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership formerly known as Vertex Opportunities Fund, LP;

(ii)	VIEX GP, LLC, a Delaware limited liability company formerly known as Vertex GP, LLC (“VIEX GP”), which serves as the general partner of Series One;

(iii)	VIEX Capital Advisors, LLC, a Delaware limited liability company formerly known as Vertex Capital Advisors, LLC (“VIEX Capital”), which serves as the investment manager of Series One;

(iv)	Eric Singer, who serves as the managing member of each of VIEX GP and VIEX Capital;

(v)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(vi)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(vii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(viii)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(ix)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(x)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP; and

(xi)	Joshua E. Schechter.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 86858W101

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,250,595 Shares beneficially owned by Series One is approximately $3,636,312, excluding brokerage commissions.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,905,623 Shares owned directly by BLR Partners is approximately $4,742,648, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 875,000 Shares directly owned by Mr. Radoff is approximately $1,018,764, including brokerage commissions.

The Shares directly owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 100,000 Shares directly owned by Mr. Schechter is approximately $109,157, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 25, 2016 the Reporting Persons delivered a letter (the “Letter”) to Jim Stephens, Chairman of the Issuer’s Board of Directors (the “Board”) in response to the Board’s decision to reject the two highly-qualified candidates that the Reporting Persons recommended for appointment to the Board. In the Letter, the Reporting Persons explained their concern that after two months of attempted negotiations the Board determined a group that owns approximately 15% of the Issuer should be refused a single Board seat, especially considering the incumbents have presided over a company with abysmal share price performance, an inability to set forth a business plan, deteriorating fundamentals and a significantly negative enterprise value. A copy of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,715,644 Shares outstanding as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2015.

CUSIP NO. 86858W101

A.	Series One

(a)	As of the close of business on January 22, 2016, Series One beneficially owned 3,250,595 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,250,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,595
4. Shared power to dispose or direct the disposition: 0

(c)	Series One has not entered into any transactions in the Shares during the past 60 days.

B.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 3,250,595 shares owned by Series One.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,250,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,595
4. Shared power to dispose or direct the disposition: 0

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days.

C.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One, may be deemed the beneficial owner of the 3,250,595 Shares owned by Series One.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,250,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,595
4. Shared power to dispose or direct the disposition: 0

(c)	VIEX Capital has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 86858W101

D.	Eric Singer

(a)	Mr. Singer, as the managing member of each of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the 3,250,595 Shares owned by Series One.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,250,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,595
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days.

E.	BLR Partners

(a)	As of the close of business on January 22, 2016, BLR Partners beneficially owned 3,905,623 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 86858W101

G.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 86858W101

J.	Mr. Radoff

(a)
As of the close of business on January 22, 2016, Mr. Radoff directly owned 875,000 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 4,780,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,780,623
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Radoff has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

K.	Mr. Schechter:

(a)	As of the close of business on January 22, 2016, Mr. Schechter directly owned 100,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schechter has not entered into any transactions in the Shares during the past 60 days.

An aggregate of 8,131,218 Shares, constituting approximately 14.9% of the Shares outstanding, are reported in this Amendment No. 5 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 25, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to Chairman Jim Stephens, dated January 25, 2016.

99.2	Joint Filing Agreement, dated January 25, 2016.

CUSIP NO. 86858W101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 86858W101

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 86858W101

SCHEDULE A

Transactions in the Shares during the past 60 days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR PARTNERS LP

52,310	0.8588	1/20/2016
8,413	0.8900	1/21/2016